  Exhibit 99.1

High Tide to Open Two New Canna Cabana Locations in Ontario

CALGARY, AB, Aug. 26, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 3221 Appleby Line in Burlington, Ontario, will begin selling recreational cannabis products and consumption accessories for adult use on August 29, 2025, and that its Canna Cabana retail cannabis store located 1294 Fanshawe Park Road East in London, Ontario, will begin selling recreational cannabis products and consumption accessories for adult use on September 4, 2025. These openings bring High Tide's total store count to 207 Canna Cabana locations across Canada and 86 in the province of Ontario.

"These new openings in Burlington and London reflect our unwavering focus on expanding our national footprint with carefully selected, high-quality sites that maximize long-term potential. Every new store strengthens our ability to deliver value to our Cabana Club members and reinforces our leadership as Canada's largest cannabis retailer," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Beyond Canada, our upcoming closing of the Remexian acquisition in Germany will mark the beginning of an exciting new chapter, positioning High Tide as a global cannabis company with meaningful scale in both retail and distribution. With strong momentum at home and transformational opportunities abroad, the best is yet to come for High Tide," added Mr. Grover.

BURLINGTON LOCATION

The Company's new Burlington location is anchored by a national hardware store and complemented by a strong mix of quick-service restaurants. Positioned in the city's growing northern end, the location provides access to nearly 41,000 residents within a three-kilometre radius. The store also benefits from limited nearby competition while being situated within a broader commercial corridor that features destination retailers, including major grocers and drugstores, enhancing the location's long-term potential.

LONDON LOCATION

The Company's new London location is strategically positioned in an area with no overlap with existing Canna Cabana stores and very limited nearby competition. This site offers prime access to future residential developments in what is expected to become one of the city's fastest-growing and highest-income neighbourhoods. Part of a new retail hub anchored by national grocers, drugstores, and popular quick-service restaurants, the location is poised to benefit from strong daily traffic. With more than 25,000 residents within a five-minute drive and only two competitors located to the south, this new store represents a strong opportunity for Canna Cabana to establish an early presence and capture long-term growth in this promising region of London.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 207 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new locations beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store locations, the level of competition in the area, and the successful closing of the Remexian transaction. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 08:00e 26-AUG-25